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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 23)

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                                DANA CORPORATION
                            (Name of Subject Company)

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                                DANA CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
                    (including the Associated Series A Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   235811 10 6
                      (CUSIP Number of Class of Securities)

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                            Michael L. DeBacker, Esq.
                  Vice President, General Counsel and Secretary
                                Dana Corporation
                                4500 Dorr Street
                               Toledo, Ohio 43615
                                 (419) 535-4500
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

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                                 With copies to:

                             Adam O. Emmerich, Esq.
                               David C. Karp, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         The purpose of this amendment is to amend and supplement Item 4 and
Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Dana Corporation, a Virginia corporation, on July 22, 2003, as thereafter amended (the "Schedule 14D-9") and to add additional Exhibits and revise the Exhibit Index accordingly.

     Item 4. Solicitation or Recommendation.

         The text of Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end:

         On November 23, 2003, the following letter was faxed to Mr. Larry D. Yost, Chairman and Chief Executive Officer of ArvinMeritor:

                                                               November 23, 2003

         Mr. Larry D. Yost
         Chairman and CEO
         ArvinMeritor, Inc.
         2135 West Maple Road
         Troy, Michigan 48084

         Dear Mr. Yost:

         This will respond to your letter of November 17th.

         The Dana Board of Directors has given the proposal set forth in your letter a full, fair and objective review. It has unanimously concluded that pursuing the highly conditional proposed transaction between ArvinMeritor and Dana would not be in the best interests of Dana or its shareholders.

         Very truly yours,

         /s/ Glen H. Hiner
         -------------------------------
         Glen H. Hiner
         Acting Chairman of the Board and
         Chairman of the Committee of Independent Directors

     Item 9. Exhibits.

Exhibit         Description
No.
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(a) (32)        Letter, dated November 23, 2003, to Dana shareholders

(a) (33)        Press release issued by Dana on November 23, 2003



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               DANA CORPORATION

                               By:  /s/ Robert C. Richter
                                  ----------------------------------------
                               Robert C. Richter
                               Vice President and
                               Chief Financial Officer

                               Dated:  November 23, 2003


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                               INDEX OF EXHIBITS

Exhibit         Description
No.
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(a) (32)        Letter, dated November 23, 2003, to Dana shareholders

(a) (33)        Press release issued by Dana on November 23, 2003




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